Exhibit 99.1

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549

March 27, 2002

Ladies and Gentlemen:

Arthur Andersen LLP has represented to Sonic Innovations, Inc. that the audit completed for the year ended December 31, 2001 was subject to Arthur Andersen’s quality control system for the United States accounting and auditing practice. Arthur Andersen has provided assurance to Sonic Innovations, Inc. that the audit engagement was conducted in compliance with professional standards. Arthur Andersen has represented that the audit was conducted with the appropriate continuity and availability of personnel, both in the United States and at the Company’s foreign affiliates, as well as the appropriate availability of national office consultation.

Sin	cerely,

/s/	STEPHEN L. WILSON

ST	EPHEN L. WILSON
Vic	e President and Chief Financial Officer

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